December 27, 2007

Ms. Angela Crane,

Branch Chief,

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Comment letter dated December 17, 2007

Dear Ms. Crane:

This is in response to the staff’s comment letter of December 17, 2007, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2007 filed August 30, 2007(File No.001-06784). For your convenience, we have included the text of the staff’s comment below and have keyed our responses accordingly.

A. Operating Results, page 31

Key Performance Indicators, page 34

1. Please refer to prior comments 3 and 4. Under Item 10(e) of Regulation S-K you should present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Currently the table on page 34 does not include a presentation of the most directly comparable GAAP measures. The most directly comparable GAAP measures are only shown via the reconciliation tables on pages 35 and 36. Please revise future filings so that the comparable measures are presented with equal or greater prominence each time you refer to these non-GAAP measures.

With respect to the reference to capital investment on page 45, in future filings we will add, immediately before such reference, a reference to the most directly comparable U.S. GAAP financial measure, i.e., purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows. With respect to the reference to projected capital investment (for the current fiscal year) on page 48, in future filings we either (1) will add, immediately before such reference, a reference to projected purchases of property, plant and equipment shown as capital expenditures in the consolidated statements of cash flows (for the current fiscal year), and we will also present a related reconciliation, or (2) will not include the projected capital investment in future filings.

Financial Statements, page 104

Note 4. Investments in and Advances to, and Transactions with Associated Companies, page 122

2. Please refer to prior comment 19. We note that your equity investment in MTPD meets the requirement to provide audited financial statements under Rule 3-09 of Regulation S-X for fiscal 2006 and unaudited financial statements for 2005. Please amend the filing to provide these financial statements, or tell us why they are not required.

We respectfully advise the Staff that we agree with your comment that we should have included in our March 31, 2007 Form 20-F a set of MTPD financial statements for the eleven months period ended February 28, 2006 and year ended March 31, 2005. Instead of amending and re-filing the March 31, 2007 Form 20-F, we would propose to address this comment prospectively by including a set of MTPD financial statements for the eleven months period ended February 28, 2006 in our March 31, 2008 Form 20-F.

We will amend the March 31, 2007 Form 20-F filing should we decide to incorporate the March 31, 2007 Form 20-F by reference in a registration statement for issuance of securities (e.g., a Form F-4 that incorporates by reference the March 31, 2007 Form 20-F) prior to our filing of the March 31, 2008 Form 20-F.

Form 6-K for the Month of July 2007

3. Please refer to prior comment 29. Because you include ‘operating profit’ as calculated under Japanese reporting practices in a set of financial statements represented as being presented under U.S. GAAP, we continue to believe that you should revise future filings to remove this line item and to only reflect amounts that are presented in accordance with U.S. GAAP. If you believe that presentation of an amount for ‘operating profit’ as calculated under Japanese reporting practices is important, then you may disclose this amount outside of the financial statements presented in accordance with U.S. GAAP as long as you also comply with Regulation G. Refer to Section II.A.3.a of Regulation G.

In future filings, we will exclude the reference to “operating profit” from the statement of income. Also, when we use “operating profit” in the narrative statement, we will add a definition that “operating profit” is presented as net sales less cost of sales and selling, general and administrative expenses, not including certain additional charges such as impairment losses and restructuring charges. In addition, we will also indicate that operating profit, as defined, is presented in order to be consistent with generally accepted financial reporting practices in Japan, and that the company believes that this presentation is useful to investors in comparing the company’s financial results with those of other Japanese companies.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Yukitoshi Onda (fax: 81-6-6908-2351; e-mail: onda.yukitoshi@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama
Makoto Uenoyama
Director
(Principal Financial Officer)
Matsushita Electric Industrial Co., Ltd.

cc:	Martin James
Kate Tillan
(Office of Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission)
Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)

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